Filed by Crescent Energy Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: SilverBow Resources, Inc.
Commission File No.: 001-8754
Crescent Energy and SilverBow Resources Announce Expiration of
Hart-Scott-Rodino Act Waiting Period
HOUSTON, July 2, 2024 – Crescent Energy Company (NYSE: CRGY) ("Crescent" or the "Company") and SilverBow Resources, Inc. (NYSE: SBOW) ("SilverBow") today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), in connection with Crescent's pending acquisition of SilverBow.
The expiration of the waiting period under the HSR Act satisfies an important condition necessary for the completion of the transaction.
Meetings of the stockholders of each of Crescent and SilverBow are scheduled for July 29, 2024 at 10:00 am Central Time for stockholders of record as of June 28, 2024. The details of each special meeting, including the terms of the proposed transaction, have been outlined in the joint proxy statement/prospectus, filed on June 28, 2024 with the Securities and Exchange Commission (the "SEC").
The transaction, which would create a leading mid-cap E&P with a scaled, balanced portfolio of high-quality assets in the Eagle Ford, is expected to close shortly after receiving approval from the stockholders of each of Crescent and SilverBow.
About Crescent Energy Company
Crescent is a differentiated U.S. energy company committed to delivering value for shareholders through a disciplined growth through acquisition strategy and consistent return of capital. Crescent’s portfolio of low-decline, cash-flow oriented assets comprises both mid-cycle unconventional and conventional assets with a long reserve life and deep inventory of high-return development locations in the Eagle Ford and Uinta basins. Crescent’s leadership is an experienced team of investment, financial and industry professionals that combines proven investment and operating expertise. For more than a decade, Crescent and its predecessors have executed on a consistent strategy focused on cash flow, risk management and returns. For additional information, please visit www.crescentenergyco.com.
About SilverBow Resources
SilverBow Resources, Inc. (NYSE: SBOW) is a Houston-based energy company actively engaged in the exploration, development, and production of oil and gas in the Eagle Ford Shale and Austin Chalk in South Texas. With over 30 years of history operating in South Texas, the Company possesses a significant understanding of regional reservoirs which it leverages to assemble high quality drilling inventory while continuously enhancing its operations to maximize returns on capital invested. For more information, please visit www.sbow.com.
No Offer or Solicitation
This communication relates to the proposed business combination transaction (the “Transaction”) between Crescent and SilverBow. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Important Additional Information About the Transaction
In connection with the Transaction, Crescent filed with the SEC a registration statement on Form S-4, which was declared effective on June 27, 2024 (the “Registration Statement”) to register the shares of Crescent Class A common stock to be issued in connection with the Transaction. The Registration

Statement includes a joint proxy statement of Crescent and SilverBow and a prospectus of Crescent (the “definitive joint proxy statement/prospectus). The definitive joint proxy statement/prospectus was mailed to the stockholders of each of Crescent and SilverBow on June 28, 2024. Crescent and SilverBow may also file other documents with the SEC regarding the Transaction. This document is not a substitute for the Registration Statement and the definitive joint proxy statement/prospectus that have been filed with the SEC or any other documents that Crescent or SilverBow may file with the SEC or mail to stockholders of Crescent or SilverBow in connection with the Transaction.
INVESTORS AND SECURITY HOLDERS OF CRESCENT AND SILVERBOW ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive joint proxy statement/prospectus and all other documents filed or that will be filed with the SEC by Crescent or SilverBow through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Crescent will be made available free of charge on Crescent’s website at https://ir.crescentenergyco.com, or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 7200, Houston, TX 77002, Tel. No. (713) 332-7001. Copies of documents filed with the SEC by SilverBow will be made available free of charge on SilverBow’s website at https://sbow.com under the “Investor Relations” tab or by directing a request to Investor Relations, SilverBow Resources, Inc., 920 Memorial City Way, Suite 850, Houston, TX 77024, Tel. No. (281) 874-2700. The information included on, or accessible through, Crescent’s or SilverBow’s website is not incorporated by reference into this document.
Forward-Looking Statements and Cautionary Statements
The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Crescent or SilverBow expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Crescent may not approve the issuance of new shares of common stock in the Transaction or that stockholders of SilverBow may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the

Transaction could have adverse effects on the market price of Crescent’s common stock or SilverBow’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Crescent and SilverBow to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Crescent’s or SilverBow’s control, including those detailed in Crescent’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://ir.crescentenergyco.com and on the SEC’s website at http://www.sec.gov, and those detailed in SilverBow’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on SilverBow’s website at https://sbow.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Crescent or SilverBow believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Crescent and SilverBow undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Crescent Energy Investor Relations Contacts
IR@crescentenergyco.com

Crescent Energy Media Contacts
Media@crescentenergyco.com

SilverBow Investor Relations Contacts
Jeff Magids
Vice President of Finance & Investor Relations
(281) 874-2700, (888) 991-SBOW
ir@sbow.com

SilverBow Media Contacts
Adam Pollack / Jed Repko
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449